Exhibit 99.1

Talisman Energy 2014 Guidance
Expected liquids growth of 14-19% in two core regions
Approximately $2 billion in additional asset sales planned within 12-18 months
Target 5% cash flow growth

Calgary, Alberta, February 12, 2014 – Talisman Energy Inc. (Talisman) (TSX:TLM) (NYSE:TLM) has announced its capital spending program and expected operating results for 2014. All values in this press release are in US$ unless otherwise stated.

2013 was a foundational year for Talisman. The company reset its strategy and made significant progress against its four key priorities. It increased North American liquids production by 30%, and reduced and reset its cost structure, cutting capital by 20% and underlying net G&A by 20% compared to 2012 (on a run-rate basis). The company improved operating performance, reduced drilling and completion costs and cycle times in North America, produced first oil at HST/HSD offshore Vietnam ahead of schedule and under budget, and lowered its commodity price risk through its ongoing hedging program. Asset sales agreed in 2013 and in Q1 20141 total over $2.2 billion. By continuing to pursue its four key priorities, the company will build on this momentum.

“In 2014, we expect more improvements in performance, with continued growth in high-margin liquids production generating increased cash flow,” said Hal Kvisle, President and CEO. “While our overall production base will be lower as a result of non-core asset sales, production from ongoing operations in our two core regions, the Americas and Asia-Pacific, is expected to grow 4-7% with liquids volumes increasing 14-19%. In addition, we will begin a second phase of non-core asset sales, and aim to dispose of a further $2 billion of assets that demand substantial capital investment to generate long-dated cash flows.

“Our objective is to create sustainable value for our shareholders, and we will continue to position the company to achieve this by generating near-term steady cash flow from our best assets in our two core regions. Our goal as we move into 2014 and beyond is to deliver annual cash flow per share growth and maintain a strong balance sheet.”

2014 Guidance Summary

Capital program focused on near-term, high-margin volumes
•	2014 capital expenditure is expected to be approximately $3.2 billion, unchanged from 2013 and down around 20% from 2012.
•	Over 70% of expected 2014 capital spending will be invested in the Americas and Asia-Pacific.

Liquids production growth of 14-19% from two core regions
•
The two core regions (the Americas and Asia-Pacific) are expected to deliver a 14-19% increase in liquids volumes in 2014 (from 97,000 bbls/d in 2013 to 111,000-115,000 bbls/d in 2014). The majority of growth will come from North America and Colombia.

•	In 2013, production was 373,000 boe/d. Dispositions agreed in 2013 and Q1 2014 reduce this by approximately 28,000 boe/d, resulting in production from ongoing operations of 345,000 boe/d.
•	In 2014, production from ongoing operations is expected to grow from 345,000 boe/d to a range of approximately 350,000 boe/d to 365,000 boe/d, reflecting growth of between 2-6% on an annual basis.
•	Talisman’s two core regions are expected to contribute over 90% of the company’s production in 2014.

Increase cash margin per barrel by approximately 6-11%
•	Talisman expects to increase cash margins per barrel by approximately 6-11% with 2014 cash flow expected at around $2.3 billion – a 5% increase over 2013.

1 On February 7, 2014, Talisman agreed the sale of its Monkman asset in Western Canada, representing production of approximately 75 mmcf/d.

•	Having delivered a 20% reduction in underlying net G&A in 2013 (on a run-rate basis), the company is targeting a further 10% reduction in 2014.
•	Cash flow assumptions are based on $100/bbl Brent oil, $90/bbl WTI and $4.00/mmbtu NYMEX natural gas prices, underpinned by Talisman’s 2014 hedging programs.

Unlock additional value and continue to focus the portfolio on two core regions
•
In addition to non-core asset sales agreed in 2013 and in Q1 2014, expected to total over $2.2 billion, Talisman will continue to simplify and streamline its portfolio with the expected sale of approximately $2 billion of additional assets (primarily long-dated, non-core capital intensive) over the next 12-18 months.

•	Disposition proceeds will primarily be used to maintain a strong and flexible balance sheet.

2014 Total production from ongoing operations and capital guidance

Region	2013 Production from ongoing operations1 (mboe/d)	2014 Production from ongoing operations (mboe/d)	2014 Capital Guidance (US$ million)
Americas
North America	158	162 to 168	1,250
Colombia	17	21 to 22	300
Americas Total	175	183 to 190	1,550

Asia-Pacific
Southeast Asia	126	129 to 132	750
Algeria	11	12	0
Asia-Pacific Total	137	141 to 144	750
Total Core Regions	312	324 to 334	2,300

Non-core Total2	33	26 to 31	900

Total	345	350 to 365	3,200

1
Includes adjustments for dispositions agreed in 2013 and in Q1 2014, comprising Montney (approximately 66 mmcf/d), Southeast Sumatra (approximately 3,000 boe/d), onshore Northwest Java (approximately 1,000 boe/d) and Monkman (approximately 75 mmcf/d).

2      Includes North Sea and the Kurdistan Region of Iraq.

2014 Plan – Four priorities to drive value creation

Live within our means
Talisman has a large, attractive portfolio of investment opportunities. The company continues to focus its capital on high-margin, near-term opportunities, while those with large capital requirements and long-dated returns have been identified as candidates for sale or farm-down.

Through disciplined capital allocation and cost control in the two core regions – and additional expected dispositions of capital intensive assets – Talisman remains committed to creating a business that generates sustainable cash flow growth and strong shareholder returns. Achieving $2 billion of planned asset sales over the next 12-18 months will enable Talisman to maintain a strong balance sheet in the near term.

Focused capital program
In 2013, Talisman focused on its two core areas: the Americas (comprising North America and Colombia) and Asia-Pacific (comprising Southeast Asia and Algeria). In North America, the company is competitively positioned in a number of shale gas and liquids plays and has a core of profitable conventional properties. In Asia-Pacific, the company’s core assets are characterized by long production life, low costs and high netbacks.

Between 2011 to 2014, Talisman has reduced investment in low netback North American natural gas programs by 70% and increased investment in higher margin liquids projects in North America and Colombia. As a result, liquids volumes in the Americas are expected to grow from 31,000 bbls/d in 2011 to a range of 58,000 bbls/d to 61,000 bbls/d in 2014.

In 2013, capital spending was $3.2 billion – down $800 million from 2012. In 2014, the company plans to hold spending flat at approximately $3.2 billion. Approximately $2.3 billion (around 70%) will be invested in the two core regions.

Improve operational performance and cash margins
Talisman continues to improve operational performance and cash margins, particularly in its North American shale operations where it has reduced drilling and completions costs and cycle times.

Through its focus on operational excellence, the company brought the HST/HSD oilfield development offshore Vietnam onstream ahead of schedule and under budget. As a result of the ongoing shift to higher margin production and increased efficiencies, cash margin per boe is expected to increase by approximately 6-11% in 2014.

By the end of 2013, excluding one-off costs, Talisman had reduced its underlying net G&A by 20% ($100 million on a run-rate basis) compared to 2012 and intends to reduce it by a further 10% in 2014.

Unlock net asset value within the portfolio
In March 2013, Talisman set a 12-18 month target to realize $2-3 billion of value through the sale of non-core assets that were generating little or no short-term cash flow. The company achieved this target within 12 months and asset sales agreed in 2013 and in Q1 2014 will total over $2.2 billion.

Talisman plans to dispose of approximately $2 billion of additional assets (primarily long-dated, capital intensive) over the next 12-18 months. The majority of the proceeds will be directed towards maintaining a strong and flexible balance sheet.

2014 Operational Headlines

Americas – high-margin liquids growth

North America
In North America, the portfolio provides a stable platform for cost efficient production and cash flow growth. 2014 capital expenditure in North America is forecast to be approximately $1.3 billion, in line with 2013. Spending increases in the Marcellus and the Duvernay will be partially offset by lower spending in the Eagle Ford as the infrastructure build out is largely complete.

The company anticipates 25-30% liquids growth and relatively flat gas production, resulting in overall growth from ongoing operations of approximately 3-6%. Planned operational activities in 2014 include:

•
In the Eagle Ford, the company aims to grow high margin liquids production by over 30%, from 18,000 bbls/d to approximately 24,000–26,000 bbls/d, while reducing capital spending by roughly 20%. Together with its partner, Talisman plans to drill and complete 80 wells (gross) in 2014.

•
In the Marcellus, Talisman will invest to retain its strategic land position and build on its production optimization activities to hold production at around 440 mmcf/d. Talisman will run one rig in Susquehanna County to retain key lands, with a second rig to be added mid-year to drill wells in Bradford County.

•
In Greater Edson, capital spending is expected to increase as the company continues to appraise the Wilrich Formation through a nine-well drilling program. Through the deep cut facility in Wild River, the company expects to increase liquids production by around 4,000 bbls/d.

•
In the Duvernay, Talisman intends to drill six wells in 2014, as the company continues to appraise its extensive land position. Talisman will drill its first multi-well pad in the southern part of the play and will begin a process to secure a strategic partner.

•	At Chauvin, Talisman expects to drill and complete approximately 30 wells to hold production in this heavy oil play flat at 10,000-11,000 bbls/d.

Colombia
Talisman’s business in Colombia provides exposure to near-term high value oil growth.

•
The company aims to develop near-term cash producing assets and expects to deliver over 30% incremental oil production growth, with overall production increasing from 17,000 boe/d to 21,000-22,000 boe/d.

•	All 10 wells in the Akacias Field in Block CPO-9 will be put on long-term test while awaiting environmental permits for full field development.
•	In Block CPE-6, Talisman will continue to appraise the existing discovery and explore the license through ongoing activity with its partner.
•	The Equion infill drilling program is expected to continue through 2014 and 2015, with the facilities expansion complete in 2015.

Asia-Pacific – long-life assets with high net backs
Talisman’s Asia-Pacific business contributes approximately 40% of the company’s total production, with the majority linked to oil pricing, providing strong netbacks. Planned operational activities in 2014 include:

Southeast Asia
•	In Malaysia, Talisman plans to drill infill and exploration wells at PM-3 CAA and Kinabalu, and up to four exploration wells at Sabah.
•	In Indonesia, the company will continue infill drilling at Corridor and expects to sanction Phase 2 development activities at Jambi Merang.
•	In Vietnam, two exploration wells and a 3D seismic program are planned in the Nam Con Son Basin. The company will also deliver a full year of production from HST/HSD.
•	Talisman will continue to progress its gas aggregation strategy across its Papua New Guinea land position. Three exploration wells and a 2D seismic campaign are planned.

Kurdistan Region of Iraq
•	Testing to date has indicated significant potential and, in 2014, Talisman plans to further explore the Kurdamir and Topkhana Blocks.
•
The company expects to spud the Kurdamir-4 horizontal well and conduct an extended well test at Kurdamir-2 to prove the continuity of the oil formation. In the Topkhana Block, Talisman will complete drilling and conduct an extended test of the Topkhana-2 well.

•	Talisman will continue to explore options to dilute its ownership in the Kurdistan Region of Iraq.

The North Sea
Talisman continues to explore options to exit or dilute its exposure to the North Sea, while aiming to stabilize production and identify operational and cost efficiencies. In the UK, the joint venture will spend capital to secure base production and improve reliability, as well as the ongoing redevelopment of the Montrose Area.

2014 Liquids production guidance from ongoing operations

Region	2013 Liquids production from ongoing operations (mboe/d) 1	2014 Liquids production from ongoing operations (mboe/d)
North America	35	44 to 46
Colombia	10	14 to 15
Americas Total	45	58 to 61
Southeast Asia	41	41 to 42
Algeria	11	12
Asia-Pacific Total	52	53 to 55
Total Core Regions	97	111 to 115

Non-core Total2	32	22 to 26

Total	129	133 to 141

1
Includes adjustments for dispositions agreed in 2013 comprising Montney (approximately 200 bbls/d), Southeast Sumatra (approximately 3,000 bbls/d) and onshore Northwest Java (approximately 600 bbls/d).

2	Includes North Sea and the Kurdistan Region of Iraq.

2014 Gas production guidance from ongoing operations

Region	2013 Gas production from ongoing operations (mmcf/d) 1	2014 Gas production from ongoing operations (mmcf/d)
North America	738	708 to 732
Colombia	43	42
Americas Total	781	750 to 774
Southeast Asia	509	528 to 540
Algeria
Asia-Pacific Total	509	528 to 540
Total Core Regions	1,290	1,278 to 1,314

Non-core Total2	9	24 to 30

Total	1,299	1,302 to 1,344

1
Includes adjustments for dispositions agreed in 2013 and Q1 2014, comprising Montney (approximately 66 mmcf/d), Southeast Sumatra (approximately 3 mmcf/d) and onshore Northwest Java (approximately 3 mmcf/d) and Monkman (approximately 75 mmcf/d).

2      Includes North Sea and the Kurdistan Region of Iraq.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:
Brent Anderson	Lyle McLeod
Manager, External Relations	Vice-President, Investor Relations
Phone: 403-237-1912	Phone: 403-767-5732
Email: tlm@talisman-energy.com	Email: tlm@talisman-energy.com

Forward-Looking Information
This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; expected increase in liquids production; expected cash flow, company-wide and regionally; expected cash margin per barrel; anticipated asset sales, targeted value and timing of such sales or farm-downs, and expected use of proceeds; expected capital expenditure and focus of spending; expected production, company-wide, regionally and by asset, and timing of such production; targeted G&A reductions; planed drilling and rigs in North America; planned testing, exploration and infill drilling, and completion of facilities expansion in Colombia; planned infill and exploration drilling, development activities and seismic program in Southeast Asia; planned progress on gas aggregation strategy in PNG; planned exploration and testing in the Kurdistan Region of Iraq; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.  The company priorities and goals disclosed in this news release are objectives only and their achievement cannot be guaranteed.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.  Forward-looking information for periods past 2014 assumes escalating commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; risks associated with project management, project delays and/or cost overruns; uncertainty related to securing sufficient egress and access to markets; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; the outcome and effects of any future acquisitions and dispositions; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to the availability and cost of credit and other financing and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results or strategy are included in Talisman’s most recent Annual Information Form. In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Throughout this news release, Talisman uses the term “unlocking value” to describe the realization of the value of an asset within Talisman’s portfolio that, prior to its full or partial disposition, was not valued at its full market value, as reflected in Talisman’s share price and enterprise value.   By monetizing the asset through a disposition or joint-venture, the company is able to attribute a market value to the asset that can quantifiably be reflected in Talisman’s share price and enterprise value.

Oil and Gas Information

Unless otherwise stated, production volumes are stated on a Company interest basis prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. US readers may refer to the table headed “Continuity of Net Proved Reserves” in Talisman’s most recent Annual Information Form for a statement of Talisman’s net production volumes and reserves. The use of the word “gross” in this news release means a 100% interest prior to the deduction of royalties and similar payments.

In this news release, all references to “core” and “non-core” assets, properties, areas and regions align with the company’s current public disclosure regarding its assets and properties.

Throughout this news release, barrels of oil equivalent (boe) are calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl).  Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and do not represent a value equivalency at the well head.

Talisman also discloses netbacks in this news release. Netbacks per boe are calculated by deducting from the sales price associated royalties, operating and transportation costs.

Financial Information

Dollar amounts are presented in US dollars, except where otherwise indicated.  The financial information is presented in accordance with International Financial Reporting Standards (IFRS).  IFRS may differ from generally accepted accounting principles in the US.

Forecasted Cash Flow: This news release also contains discussions of anticipated cash flow on an aggregate and per share basis. The material assumptions used in determining estimates of cash flow are: the anticipated production volumes; estimates of realized sales prices, which are in turn driven by benchmark prices, quality differentials and the impact of exchange rates; estimated royalty rates; estimated operating expenses; estimated transportation expenses; estimated general and administrative expenses; estimated interest expense, including the level of capitalized interest; and the anticipated amount of cash income tax and petroleum revenue tax. The amount of taxes and cash payments made upon surrender of existing stock options is inherently difficult to predict.

Anticipated production volumes are, in turn, based on the midpoint of the estimated production range and do not reflect the impact of any potential asset dispositions or acquisitions. The completion of any contemplated asset acquisitions or dispositions is contingent on various factors including favourable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such acquisitions or dispositions.

Non-GAAP Financial Measures: Included in this news release are references to financial measures used in the oil and gas industry such as cash flow and capital expenditure. These terms are not defined by IFRS. Consequently, these are referred to as non-GAAP measures. Talisman’s reported results of such measures may not be comparable to similarly titled measures reported by other companies.

Cash Flow represents net income before exploration costs, DD&A, impairment, deferred taxes and other non-cash expenses.  Cash flow is used by the Company to assess operating results between years and between peer companies using different accounting policies.  Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with IFRS as an indicator of the Company’s performance or liquidity.

Capital expenditure (or “capex” or “cash capital spending”) is calculated by adjusting the capital expenditure per the financial statements for exploration costs that were expensed as incurred.